UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                        AEGIS COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    00760B105
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                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 pages)

                                  SCHEDULE 13D


--------------------------------------    --------------------------------------
CUSIP No.  00760B105                                          Page 2 of 9 Pages
--------------------------------------    --------------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Deutsche Bank AG
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                       (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS

             WC (See Item 3)
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
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                              7  SOLE VOTING POWER
       NUMBER OF                     0  (SEE ITEM 5)
         SHARES
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY              8  SHARED VOTING POWER
          EACH
       REPORTING                 263,303,304 (SEE ITEM 5)
         PERSON
          WITH          --------------------------------------------------------

                              9  SOLE DISPOSITIVE POWER

                                          0  (SEE ITEM 5)
--------------------------------------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                            263,303,304 (SEE ITEM 5)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,303,304  (SEE ITEM 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                  [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%  (SEE ITEM 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  BK
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



-------------------------------------   ----------------------------------------
CUSIP No.  00760B105                                           Page 3 of 9 Pages
-------------------------------------   ----------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Advisors, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) []
                                                                     (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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                             7   SOLE VOTING POWER
       NUMBER OF
        SHARES                       0  (SEE ITEM 5)
     BENEFICIALLY
       OWNED BY             ----------------------------------------------------
         EACH                8   SHARED VOTING POWER
       REPORTING
        PERSON                   263,303,304  (SEE ITEM 5)
         WITH
--------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)

--------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                         263,303,304  (SEE ITEM 5)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,303,304  (SEE ITEM 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%  (SEE ITEM 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  IA
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.

     This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 14, 2003. The class of equity securities to which this Amendment relates is warrants to purchase a certain number of shares of common stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063. The following amendments to Items 3, 5, 6 and 7 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by replacing the last sentence of the first paragraph with the following:

          "On April 21, 2004, the Company issued warrants to purchase 229,329,130 shares of Common Stock to the London branch of Deutsche Bank following the satisfaction of certain conditions including the increase of the Company's authorized share capital (the "Subsequent Warrants")."

Item 5.     Interest in Securities of the Issuer.

The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

         "On November 5, 2003, Deutsche Bank, acting through its London branch and DB Advisors, acquired the Initial Warrants. Pursuant to the Purchase Agreement, the Company issued the Subsequent Warrants to the London branch of Deutsche Bank on April 21, 2004 following the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock. Based on the 131,915,490 shares of Common Stock outstanding as of April 21, 2004, and assuming that the Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 66.6% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise."

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by amending and restating the description of the Note and Warrant Purchase Agreement and the Note as follows:

Note and Warrant Purchase Agreement

     On November 5, 2003, Deutsche Bank, acting through its London branch and DB Advisors, entered into the Purchase Agreement with the Company and Essar Global Limited ("Essar"). Subject to the terms and conditions of the Purchase Agreement, Deutsche Bank agreed to purchase the Note and the Warrants. On November 5, 2003, the Initial Warrants were issued to the London branch of Deutsche Bank. On April 21, 2004, the Company issued the Subsequent Warrants to the London branch of Deutsche Bank following the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock.

     Set forth below is the information regarding the amount of the Second Amended Notes (as described below) purchased by Deutsche Bank and Essar under the Purchase Agreement, as well as the number of shares of Common Stock Deutsche Bank and Essar may purchase upon exercise of their respective warrants to purchase Common Stock:

        Purchaser         Principal Amount    Shares of Common Stock Issuable
                              of Note             upon Exercise of Warrants

  Deutsche Bank            $9,170,266.41                 262,303,304
  Essar                    $9,227,340.29                 264,358,628

     Pursuant to the Purchase Agreement, the Company amended its Certificate of Incorporation to increase the authorized number of shares of Common Stock and amended the Certificate of Designation of its Series F Preferred Stock to adjust the conversion rate such that the 23,375 shares of Series F Preferred Stock outstanding immediately after the date of the Purchase Agreement are convertible into 46,910,503 shares of Common Stock as of April 21, 2004.

Promissory Note

     The Note received by Deutsche Bank bears simple interest compounded quarterly at the floating rate of LIBOR plus 0.50% per annum. Interest is payable on the last day of each three (3) month interest period, as set forth in the Note, and calculated on the basis of actual number of days elapsed and a year of 360 days. The Company has the option to pay such interest in cash or to cause such interest to be capitalized and added to the principal amount of the Note, which additional amount shall bear interest and otherwise be payable in accordance with the terms and conditions of the Note. Unless paid on or prior to maturity, the Note matures, and the principal and accrued and unpaid interest becomes due, in two installments. The initial installment of $6,159,489 was, with certain limitations, payable in full upon the earlier of (i) February 5, 2004, and (ii) the first date the Company has availability to receive any funds under a credit facility for which Wells Fargo Foothill, Inc. acts as the arranger and administrative agent or any other lender or group of lenders. The second installment of $7,929,863 is payable in full on November 5, 2006.

     On January 28, 2004, following a partial payment of the principal amount due under the Note, Deutsche Bank received an amended and restated non-convertible secured promissory note in the principal amount of $10,087,352 (the "Amended Note") from the Company in exchange for the Note. Subsequently, on March 30, 2004, following a partial payment of the principal amount due under the Amended Note, Deutsche Bank exchanged the Amended Note for a second amended and restated non-convertible secured promissory note in the principal amount of $9,170,266.41 (the "Second Amended Note"). The Second Amended Note received by Deutsche Bank bears simple interest compounded quarterly at the floating rate of LIBOR plus 0.50% per annum. Interest is payable on the last day of each three
(3) month interest period, as set forth in the Second Amended Note, and calculated on the basis of actual number of days elapsed and a year of 360 days. The Company has the option to pay such interest in cash or to cause such interest to be capitalized and added to the principal amount of the Second Amended Note, which additional amount shall bear interest and otherwise be payable in accordance with the terms and conditions of the Second Amended Note. Unless paid on or prior to maturity, the Second Amended Note matures, and the principal and accrued and unpaid interest becomes due, in two installments. The initial installment of $1,159,489 is, with certain limitations, payable in full on January 3, 2005. The balance of the outstanding principal is payable in full on April 26, 2007.

Item 7.       Material to be filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1: Joint Filing Agreement*

Exhibit 2: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners I 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 5: Warrant to Purchase 33,974,174 shares of Common Stock of Aegis issued on November 5, 2003 to Deutsche Bank

Exhibit 6: Warrant to Purchase 229,329,130 shares of Common Stock of Aegis issued on April 21, 2004 to Deutsche Bank

* Filed as an exhibit to the Schedule 13D on November 14, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 2004

                                            Deutsche Bank AG

                                            By: /s/ Jeffrey A. Ruiz
                                              ----------------------------
                                              Name:  Jeffrey A. Ruiz
                                              Title: Vice President



                                            DB ADVISORS, L.L.C.

                                            By: /s/ Jeffrey A. Ruiz
                                                ---------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement*

Exhibit 2: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners I 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 5: Warrant to Purchase 33,974,174 shares of Common Stock of Aegis issued on November 5, 2003 to Deutsche Bank

Exhibit 6: Warrant to Purchase 229,329,130 shares of Common Stock of Aegis issued on April 21, 2004 to Deutsche Bank



* Filed as an exhibit to the Schedule 13D on November 14, 2003.